Exhibit 4(b)(ii).7

Summary Translation of Amendment No. 8 (“Amendment No. 8”) to the Interconnection Agreement (the “Interconnection Agreement”) Between EuroTel Bratislava, a.s. (“EuroTel”) and Orange Slovensko, a.s. (“Orange”).

Amendment No. 8 to the Interconnection Agreement was entered into on June 21, 2002 and takes effect as of May 1, 2002.

Amendment No. 8 provides for an acknowledgement of the change in Orange’s business name from Globtel, a.s. to its new business name Orange Slovensko, a.s., which took effect on March 27, 2002.

Under Amendment No. 8, the parties agree to establish two new “points of interconnection” in the City of Banská Bystrica (located in the middle of the Slovak Republic). Amendment No. 8 contains the technical descriptions necessary for the establishment of these points of interconnection.

Each party to the Interconnection Agreement is responsible for the installation, operation and maintenance of all technologies on their own network up to the points of interconnection.

At one of the new points of interconnection, EuroTel is responsible for the functionality of the interconnection between the technologies and is required to install, operate and ensure the maintenance of a radio relay link with a set capacity. At the other new point of interconnection, Orange bears the same responsibility and has the same duties to ensure the functionality of the interconnection.